

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

July 2, 2008

<u>via U.S. mail</u>

Gordon Cummings, Chief Executive Officer
Kimber Resources Inc.
215 – 800 West Pender Street
Vancouver, BC, V6C 2V6

> **Re:** **Kimber Resources Inc.**
> **Registration Statement on Form F-3**
> **Filed June 4, 2008**
> **File No. 333-151417**
>
> **Form 20-F for the Fiscal Year Ended June 30, 2007**
> **Filed October 1, 2007 and amended October 30, 2007**
> **File No. 001-32712**

Dear Mr. Cummings:

We have limited our review to only your financial statements and related disclosures and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-3 filed June 4, 2008

1. Please address the comments below regarding your 20-F filing. We are unable to process any request for acceleration regarding your F-3 registration statement until these comments have been satisfactorily addressed.

Form 20-F for the Fiscal Year Ended June 30, 2007

Selected Financial Data, page 13

2. We note your disclosure under this heading and also within footnotes two and eleven that "Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production." Please note for US GAAP purposes, exploration costs should be expensed as incurred irrespective of whether or not proven and probable reserves have been determined. Please modify your US GAAP accounting policy and disclosure as necessary throughout your filing. In addition, please tell us the amount, if any, of exploration costs capitalized under US GAAP.

Operating and Financial Review and Prospects, page 55

3. We note your disclosure that "Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made." Please tell us how you recorded the costs incurred to date, and how you intend to record future costs. In your response, please address Canadian and US GAAP, and the corresponding guidance supporting your policy.

Controls and Procedures, page 89

4. You disclose, with respect to the evaluation you performed at the end of the period covered by this report that " Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." Please note that Item 15(a) to Form 20-F requires you to disclose your officer's conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures also includes controls that are "…designed to ensure that information required to be disclosed by an issuer in

the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Your officer's conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items. Please modify your officer's conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act as of the end of the period covered by this report.

5. We further note your disclosure on page nine of the Management's Discussion and Analysis as of September 14, 2007 that you have disclosure controls and procedures in place "to provide reasonable assurance." Please confirm, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your relevant officers have concluded that your disclosure controls and procedures are effective at the reasonable assurance level or otherwise advise, and so state. In this regard, modify your conclusion as to effectiveness of your disclosure controls and procedures to ensure that the reader understands their effectiveness is based upon the reasonable assurance level.

6. You also state that there were no "significant changes" in your internal control over financial reporting during the year ended June 30, 2007. Please note that Item 15(d) to Form 20-F requires you to disclose *any* change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the period covered by the annual report that has "materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting." See also paragraph 4(d), number 12 to the Instructions as to Exhibits, within the Form 20-F. Please review your disclosure and modify as appropriate.

Note 11. Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP)

7. We note you present a separate line item on the face of your Consolidated Statements of Operations and Deficit for Stock-based compensation. Please expand your disclosure under this heading, as contemplated by Item 17(c)(2) of Form 20-F, to indicate that the expense related to share-based payment arrangements are reported in the same line item or lines as cash compensation paid to the same employees. Refer to SAB Topic 14:F for further guidance.

8. We note your disclosure within footnote 2(c) that "Proceeds from property option payments received by the Company are netted against the deferred costs of the related mineral rights, with any excess being included in operations." It appears

this accounting policy would also result in a difference between Canadian and US GAAP. In this regard, we would expect such proceeds to be included in other income. Please expand your disclosure under this heading to identify this difference and tell us whether you present any proceeds as a reduction of the related mineral rights for US GAAP purposes.

Exhibits 31.1. and 31.2

9. We note your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to number 12 to the Instructions as to Exhibits within the Form 20-F for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification.

Engineering Comments

General

10. Please modify your commission filing number on the cover of your filings to read 001-32712, which was assigned in conjunction with your filing of the Form 8-A registration statement on December 21, 2005.

11. We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language, in bold type:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

Exploration, page 52

12. Please expand your disclosure concerning your exploration plans for your properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss their qualifications.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any accounting questions please contact Jennifer O'Brien at (202) 551-3721, or Jill Davis, Accounting Branch Chief, at (202) 551-3683. If you have any engineering questions please contact Ken Schuler, Mining Engineer, at (202) 551-3718. Any other questions should be directed to Kristopher Natoli at (202) 551-3650 or, in his absence, me at (202) 551-3745.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Michael Weiner (via fax: (303) 672-6511)